UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 333-259881

KANDI TECHNOLOGIES GROUP, INC
(Translation of registrant’s name into English)

Jinhua New Energy Vehicle Town

Jinhua, Zhejiang Province

People’s Republic of China, 321016
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Kandi Technologies Group, Inc., a British Virgin Islands company (the “Company”) furnishes under the cover of Form 6-K its financial results for the six months ended June 30, 2026:

Six Months 2026 Financial Focus

●	Six-month revenues of $57.1 million increased 57.4% year-over-year.

●	Six-month revenue from off-road vehicles and associated parts increased by 59.4% year-over-year to $54.2 million, compared to $34.0 million in the same period of 2025.

●	Six-month net income was $9.4 million, or $0.10 per fully diluted share, compared to a net income of $1.7 million, or $0.02 per fully diluted share for the same period of 2025.
●	Solid financial standing with $285.7 million in cash and cash equivalents, restricted cash and certificate of deposit as of June 30, 2026.

H1 2026 Key Financial Results

Net Revenues and Gross Profit (in USD millions)

	H1 2026	H1 2025	Y-o-Y%
Net Revenues	$57.1	$36.3	57.4%
Gross Profit	$24.8	$16.4	51.5%
Gross Margin%	43.5%	45.2%	-

●	Net revenues in the first half of 2026 were $57.1 million compared to $36.3 million in the same period of 2025, representing an increase of 57.4%, mainly due to an increase in sales of off-road vehicles compared to the prior period, as well as the additional revenue contributed by Rawrr Inc. The Company completed the acquisition of Raw Inc. in February 2026, pursuant to a certain share transfer agreement dated December 5, 2025.

●	Cost of goods sold in the first half of 2026 was $32.3 million compared to $19.9 million in the same period of 2025, representing an increase of 62.3%. The increase was primarily due to the corresponding increase in sales.

●	Gross profit in the first half of 2026 was $24.8 million, compared to $16.4 million in the same period of 2025, representing an increase of 51.5%. The overall gross margin for the first half was 43.5% which is comparable to 45.2% in the same period of 2025.

Operating Income (Loss) (in USD millions)

	H1 2026	H1 2025	Y-o-Y%
Operating Expenses	$(19.3)	$(18.3)	5.3%
Income (Loss) from Operations	$5.5	$(1.9)	-385.9%
Operating Margin%	9.7%	-5.3%	-

●	Research and development expenses totaled $2.4 million for the first half of 2026, representing a decrease of 3.5% compared to $2.5 million for the same period in 2025, which was comparable.

●	Selling and distribution expenses totaled $5.0 million for the first half of 2026, representing an increase of 10.0% compared to $4.5 million for the same period in 2025. The increase in selling and distribution expenses was in line with the scale of increase in revenue.

●	General and administrative expenses totaled $11.9 million for the first half of 2026, representing an increase of 5.4% compared to $11.3 million for the same period in 2025, which was comparable.

Net Income (in USD millions)

	H1 2026	H1 2025	Y-o-Y%
Net Income	$9.4	$1.7	452.2%
Net Income per Share, Basic and Diluted	$0.10	$0.02	-
Net Income attributable to Kandi	$9.3	$1.7	442.3%
Net Income attributable to Kandi per Share, Basic and Diluted	$0.10	$0.02	-

Net income was $9.4 million for the first half of 2026, representing an increase of 452.2% compared to $1.7 million for the same period in 2025. The increase was mainly due to the increase in net revenue as well as gross profit in the current period, while the operating expenses remained at a similar level compared to the same period in 2025.

Balance Sheet (in USD millions)

●	Working capital was $189.5 million as of June 30, 2026.

- Tables Below -

KANDI TECHNOLOGIES GROUP, INC.
AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(All amounts in thousands)

	June 30, 2026	December 31, 2025
	(Unaudited)
CURRENT ASSETS
Cash and cash equivalents	$14,641	$35,531
Restricted cash	62,065	93,495
Short term investment	100	-
Certificate of deposit	208,999	82,918
Accounts receivable	13,280	22,479
Inventories	28,021	26,361
Notes receivable	117	183
Other receivables	4,927	32,806
Prepayments and prepaid expense	4,159	2,613
Advances to suppliers	3,743	4,692
TOTAL CURRENT ASSETS	340,052	301,078

NON-CURRENT ASSETS
Property, plant and equipment, net	58,538	58,605
Intangible assets, net	8,594	318
Land use rights, net	2,647	2,613
Construction in progress	133	62
Deferred tax assets	2,778	2,762
Long-term investment	1,086	1,857
Goodwill	35,946	22,491
Other long-term assets	11,656	9,877
TOTAL NON-CURRENT ASSETS	121,378	98,585

TOTAL ASSETS	$461,430	$399,663

CURRENT LIABILITIES
Accounts payable	$22,588	$22,106
Other payables and accrued expenses	49,356	51,745
Short-term loans	43,322	30,751
Notes payable	26,952	16,477
Income tax payable	753	1,104
Other current liabilities	7,603	6,233
TOTAL CURRENT LIABILITIES	150,574	128,416

NON-CURRENT LIABILITIES
Deferred taxes liability	2,815	857
Other long-term liabilities	328	328
TOTAL NON-CURRENT LIABILITIES	3,143	1,185

TOTAL LIABILITIES	153,717	129,601

SHAREHOLDERS’ EQUITY
Kandi Technologies Group, Inc. shareholders’ equity	307,702	270,063
Non-controlling interests	11	(1)
TOTAL SHAREHOLDERS’ EQUITY	307,713	270,062

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$461,430	$399,663

KANDI TECHNOLOGIES GROUP, INC.
AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME (LOSS)
(UNAUDITED)

(All amounts in thousands, except for share and per share data)

	Six Months Ended
	June 30, 2026	June 30, 2025

REVENUES, NET	$57,117	$36,291

COST OF GOODS SOLD	(32,298)	(19,904)

GROSS PROFIT	24,819	16,387

OPERATING EXPENSE:
Research and development	(2,417)	(2,504)
Selling and marketing	(4,955)	(4,505)
General and administrative	(11,922)	(11,310)
TOTAL OPERATING EXPENSE	(19,294)	(18,319)

INCOME (LOSS) FROM OPERATIONS	5,525	(1,932)

OTHER INCOME (EXPENSE):
Interest income	3,597	4,334
Interest expense	(679)	(1,100)
Government grants	322	1,099
Other income (loss), net	326	(853)
TOTAL OTHER INCOME , NET	3,566	3,480

INCOME BEFORE INCOME TAXES	9,091	1,548

INCOME TAX BENEFIT	269	147

NET INCOME	9,360	1,695

LESS: NET INCOME (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	11	(29)

NET INCOME ATTRIBUTABLE TO KANDI TECHNOLOGIES GROUP, INC. SHAREHOLDERS	9,349	1,724

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	8,607	6,148

COMPREHENSIVE INCOME	$17,967	$7,843

WEIGHTED AVERAGE SHARES OUTSTANDING BASIC	96,905,807	84,805,991
WEIGHTED AVERAGE SHARES OUTSTANDING DILUTED	96,905,807	84,805,991

NET INCOME PER SHARE, BASIC	$0.10	$0.02
NET INCOME PER SHARE, DILUTED	$0.10	$0.02

NET INCOME ATTRIBUTABLE TO KANDI TECHNOLOGIES GROUP, INC. SHAREHOLDERS PER SHARE, BASIC	$0.10	$0.02
NET INCOME ATTRIBUTABLE TO KANDI TECHNOLOGIES GROUP, INC. SHAREHOLDERS PER SHARE, DILUTED	$0.10	$0.02

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2026	Kandi Technologies Group, Inc.

	By:	/s/ Feng Chen
	Name:	Feng Chen
	Title:	Chief Executive Officer